Exhibit 1
JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Class A Common Stock, par value $.01 per share, of Emmis Communications Corporation, and that this Joint Filing Agreement be included as an Exhibit to such joint filing.
     This Joint Filing Agreement may be executed in one or more counterparts, and each such counterpart shall be an original but all of which, taken together, shall constitute but one and the same agreement.
     IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of this 26th day of May, 2010.

/s/ Jeffery H. Smulyan

Jeffrey H. Smulyan

JS ACQUISITION, INC.

By: Name:	/s/ Jeffery H. Smulyan Jeffery H. Smulyan
Title:	President

JS ACQUISITION, LLC

By: Name:	/s/ Jeffery H. Smulyan Jeffery H. Smulyan
Title:	Manager